The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated May 16, 2018
PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 607 to Registration Statement No. 333-221595 Dated May , 2018 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Euro Floating Rate Senior Registered Notes Due 2021
We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Euro Floating Rate Senior Registered Notes Due 2021 (the “notes”) (i) in whole but not in part, on May           , 2020, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (ii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.
Investing in the notes involves risks.  See “Risk Factors” on page PS-3.

Principal Amount:	€	Minimum Denominations:	€100,000 and integral multiples of €1,000 in
Maturity Date:	May , 2021		excess thereof
Settlement Date		Reporting Service:	Page EURIBOR01
(Original Issue Date):	May , 2018 (T+3)	Calculation Agent:	The Bank of New York Mellon (as successor
Interest Accrual Date:	May , 2018		Calculation Agent to JPMorgan Chase Bank,
Issue Price:	100.00%		N.A. (formerly known as JPMorgan Chase
Specified Currency:	Euro (“€”)		Bank))
Redemption Percentage		ISIN:
at Maturity:	100%	Common Code:
Base Rate:	EURIBOR	Form of Notes:	Global note registered in the name of a nominee
Spread (Plus or Minus):	Plus %		of a common safekeeper for Euroclear and
Index Maturity:	Three months		Clearstream, Luxembourg; issued under the New
Initial Interest Rate:	The Base Rate plus %; to		Safekeeping Structure
	be determined by the Calculation	Eurosystem Eligibility:	Intended to be Eurosystem eligible, which means
	Agent on the second TARGET		that the notes are intended upon issue to be
	Settlement Day immediately		deposited with an international central securities
	preceding the Original Issue Date		depository (“ICSD”) as common safekeeper, and
Interest Payment Period:	Quarterly		registered in the name of a nominee of an ICSD
Interest Payment Dates:	Each February , May		acting as common safekeeper, and does not
	, August and		necessarily mean that the notes will be
	November , commencing		recognized as eligible collateral for Eurosystem
	August , 2018		monetary policy and intra‑day credit operations
Interest Reset Period:	Quarterly		by the Eurosystem either upon issue or at any or
Interest Reset Dates:	Each Interest Payment Date		all times during their life. Such recognition will
Interest Determination Dates:	The second TARGET Settlement		depend upon the European Central Bank being
	Day immediately preceding each		satisfied that Eurosystem eligibility criteria have
	Interest Reset Date		been met.
Business Days:	London, TARGET Settlement Day	Prohibition of Sales to EEA
	and New York	Retail Investors:	Applicable
Tax Redemption and		Other Provisions:	See “Optional Redemption” and “Supplemental
Payment of Additional			Information Concerning Description of Debt
Amounts:	Yes		Securities—Base Rates—EURIBOR Debt
Securities” below.

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

PRIIPs Regulation / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on May           , 2020, on at least 10 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

We may, at our option, redeem the notes, in whole but not in part, on May           , 2020, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Description of Debt Securities—Base Rates—EURIBOR Debt Securities

Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—EURIBOR Debt Securities,” if EURIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for EURIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes. If, however, the Calculation Agent determines, after consultation with us, that no such Alternative Rate exists on the relevant date, it shall make a determination, after consultation with us, of an alternative rate as a substitute for EURIBOR for debt obligations such as such notes, as well as the spread thereon, the business day convention and the Interest Determination Dates, that is consistent with accepted market practice.

For information regarding EURIBOR, see “Description of Debt Securities—Base Rates—EURIBOR Debt Securities” in the accompanying prospectus.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes. See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Floating Rate Notes―General.”

The notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.  Please see “United States Federal Taxation―Tax Consequences to U.S. Holders―Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement. The discussion in the accompanying prospectus supplement does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On May           , 2018, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of            %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of           % of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	€
Total	€

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.